

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 8, 2010

Jiang Huai Lin
Chief Executive Officer
China Information Security Technology, Inc.
21st Floor, Everbright Bank Building
Zhuzilin, Futian District Shenzhen, Guangdong, 518040
People's Republic of China

> **Re: China Information Security Technology, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 28, 2010**
> **File No. 001-34076**

Dear Mr. Lin:

We have reviewed your response letter submitted on June 7, 2010 and have the following comment.

<u>Consenting Stockholders, page 2</u>

1.   We refer to comment 1 of our prior letter. We note your contention that the process by which the company obtained the consents for the action described in the filing did not involve a solicitation with the meaning of Rule 14a-1(l). However, that rule does not provide an exclusion from the definition of solicitation for requests that are not widespread or that are directed only at security holders that had a "prior relationship" through your directors and executive officers. Please cite to the specific provisions of Regulation 14A upon which you rely in reaching your conclusion that the activities undertaken by the company are either not within the definition of a solicitation set forth in Rule 14a-1(l) or are otherwise exempt from the requirements of Regulation 14A. Alternatively, you may file a preliminary proxy statement on Schedule 14A and take all other appropriate actions.

Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3503.

Sincerely,

David L. Orlic
Attorney-Advisor

cc: Via facsimile: (202) 663-8007
        Dawn Bernd-Schultz, Esq.
        Pillsbury Winthrop Shaw Pittman LLP